UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

rVue Holdings, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74975J 104

(CUSIP Number)

Robert W. Roche

c/o rVue Holdings, Inc.

17W220 22nd Street, Suite #200

Oakbrook Terrace, Illinois 60181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box       .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Acorn Composite Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) .
(b) X .

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* BK

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) .

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 -

	8.	SHARED VOTING POWER 72,709,823 (See Item 5)

	9.	SOLE DISPOSITIVE POWER - 0 -

	10.	SHARED DISPOSITIVE POWER 72,709,823 (See Item 5)

2

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,709,823 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4% (See Item 5)

14.	TYPE OF REPORTING PERSON* CO

4

CUSIP No. 74975J 104	13D

1.	NAMES OF REPORTING PERSONS Robert W. Roche

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) .
(b) X .

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) .

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 366,666 (See Item 5)

	8.	SHARED VOTING POWER 72,709,823 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 366,666 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 72,709,823 (See Item 5)

5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,076,489 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* .

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6% (See Item 5)

14.	TYPE OF REPORTING PERSON* IN

7

This amendment No. 2 (“Amendment No. 2”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of rVue Holdings, Inc., a Nevada corporation (the “Company” or the “Registrant”). This Amendment No. 2 is being filed jointly by Acorn Composite Corporation (“Acorn”) and Robert W. Roche (the “Reporting Persons”) to amend and restate the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2012 as amended by Amendment No. 1 thereto as previously filed with the SEC on November 26, 2013 (as so amended, the “Schedule 13D”). Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is amended and restated as follows:

This Amendment No. 2 relates to the Common Stock of the Company. The principal executive office of the Company is located at 17W220 22nd Street, Suite #200, Oakbrook Terrace, Illinois 60181.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

(a) This Amendment No. 2 is being filed by Acorn Composite Corp. and Robert W. Roche. Mr. Roche is the sole owner of Acorn Composite Corp. and therefore may be deemed to have voting and dispositive power over securities owned by Acorn.

(b) The principal business address of each of the Reporting Persons is:

Acorn Composite Corporation

5605 Riggins Court, Second Floor

Reno, NV 89502

Robert W. Roche

c/o rVue Holdings, Inc.

17W220 22nd Street, Suite #200

Oakbrook Terrace, Illinois 60181

(c) Robert W. Roche is the founder and Chairman of Oak Lawn Marketing (OLM), one of the largest and most recognized direct marketing businesses in Japan, with a principal business address of NHK Nagoya Broadcasting Center Bldg. 14F, 1-13-3 Higashi Sakura, Higashi-ku, Nagoya, Japan 461-0005. Mr. Roche is also founder and Executive Chairman of Acorn International, Inc., a direct marketing company operating in China and listed on the New York Stock Exchange, with a principal business address of 18/F, 20th Building, No. 487 Tianlin Road, Shanghai, China 200233.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The State of Incorporation or Citizenship of each of the Reporting Persons is Nevada (Acorn Composite Corporation) and United States of America (Robert W. Roche).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated as follows:

On January 26, 2016, the Registrant and Acorn entered into a subscription agreement, pursuant to which Acorn purchased 20,769,231 shares of the Registrant’s Common Stock. In consideration for such Common Stock, Acorn paid an aggregate of $270,000, from cash on hand.

8

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Persons acquired the Common Stock based on their belief that such an investment represented an attractive investment opportunity. The Reporting Persons may purchase additional securities, if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet their investment objectives.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) The aggregate number and percentage of the Common Stock that may be deemed beneficially owned by the Reporting Persons, based on 175,657,418  shares of Common Stock issued and outstanding, is:

Acorn Composite Corporation – 41.4%

Robert W. Roche – 41.6%

(b) The number of shares of Common Stock over which the Reporting Persons have the power to vote and the power to dispose is as follows:

Acorn Composite Corporation

1. Sole power to vote or to direct vote: - 0 -

2. Shared power to vote or to direct vote: 72,709,823 (1)

3. Sole power to dispose or to direct the disposition: - 0 -

4. Shared power to dispose or to direct the disposition: 72,709,823 (1)

Robert W. Roche

1. Sole power to vote or to direct vote: 366,666 (2)

2. Shared power to vote or to direct vote: 72,709,823 (1) (3)

3. Sole power to dispose or to direct the disposition: 366,666 (2)

4. Shared power to dispose or to direct the disposition: 72,709,823 (1) (3)

(1) This figure includes 66,876,490 shares of Common Stock that are owned by Acorn and 5,833,333 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by Acorn.

(2) This figure includes 200,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days and 166,666 shares of Common Stock that are owned by Mr. Roche.

(3) This figure does not include 16,382,217 shares of Common Stock that are owned by iVue Holdings LLC (“iVue Holdings”) and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned by iVue Holdings. Although Mr. Roche is the grantor of the trust that owns the majority member of iVue Holdings, he disclaims any beneficial ownership of such securities, as he does not have voting and/or dispositive power over such securities.

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

9

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Subscription Agreement dated as of January 26, 2016 by and between rVue Holdings, Inc. and Acorn Composite Corporation

Exhibit 2	Joint Filing Agreement (previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016

Acorn Composite Corporation

By:	/s/ Robert W. Roche
Name:	Robert W. Roche
Title:	President

/s/ Robert W. Roche
Robert W. Roche

10

EXHIBIT 1

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is made and entered into by and between Acorn Composite Corp. (the “Subscriber”) and rVue Holdings, Inc., a Nevada corporation (the “Company”), as of January 26, 2016 (the “Effective Date”).

1.

SUBSCRIPTION AND PURCHASE PRICE

(a)

Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i)

“Business Day” means any day on which the Principal Market is open for trading, including any day on which the Principal Market is open for trading for a period of time less than the customary time.

(ii)

“Common Stock” means the Company's common stock, par value $0.001 per share.

(iii)

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(iv)

“Interim Financing” means the Company’s current variable-priced convertible note financing in place with Chicago Venture / Typenex Co-Investment, LLC, with a potential maximum principal amount of $252,500, and its current variable-priced convertible note financing with Carebourn Capital, L.P. with a principal amount of $115,500.

(v)

“Material Adverse Effect” means any material adverse effect on (i) the enforceability of any Transaction Document, (ii) the results of operations, assets, business or financial condition of the Company and its Subsidiaries, taken as a whole, other than any material adverse effect that resulted exclusively from (A) any change in the United States or foreign economies or securities or financial markets in general that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (B) any change that generally affects the industry in which the Company and its Subsidiaries operate that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (C) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof, (D) any action taken by the Subscriber, its affiliates or its or their successors and assigns with respect to the transactions contemplated by this Agreement, (E) the effect of any change in applicable laws or accounting rules that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (F) any change resulting from compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement, or (iii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document to be performed as of the date of determination.

(vi)

“Person” means an individual or entity including but not limited to any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(vii)

“Principal Market” means the OTC Bulletin Board (or any nationally recognized successor thereto); provided, however, that in the event the Company’s Common Stock is ever listed or traded on The NASDAQ Capital Market, The NASDAQ Global Market, The NASDAQ Global Select Market, the New York Stock Exchange, the NYSE MKT, the NYSE Arca, or the OTCQX or OTCQB operated by the OTC Markets Group, Inc. (or any nationally recognized successor to any of the foregoing), then the “Principal Market” shall mean such other market or exchange on which the Company’s Common Stock is then listed or traded.

(viii)

“Purchase Date” means, with respect to any Regular Purchase or any Take-Out Purchase, the Business Day on which the Subscriber receives by 5:00 p.m. Central time of such Business Day a valid Purchase Notice that the Subscriber is to buy Purchase Shares pursuant to Section 1(b) or 1(c), as applicable.

(ix)

“Purchase Notice” means, with respect to any Regular Purchase or any Take-Out Purchase, as applicable, an irrevocable written notice from the Company to the Subscriber directing the Subscriber to purchase the specified amount of Purchase Shares at the applicable purchase price.

(x)

“Purchase Shares” means any shares purchased by the Subscriber hereunder, whether as Regular Purchase Shares or Take-Out Purchase Shares (as defined herein).

(xi)

“Regular Purchase Monthly Maximum Amount” means Ninety Thousand Dollars ($90,000).

(xii)

“Regular Purchase Price” means, with respect to any Regular Purchase, $0.013 per share; in each case, to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction that occurs on or after the Effective Date.

(xiii)

“Regular Purchases Available Amount” means, initially, One Million Eighty Thousand Dollars ($1,080,000), which amount shall be reduced by the amount of each Regular Purchase made pursuant to Section 1(b).

(xiv)

“SEC” means the U.S. Securities and Exchange Commission.

(xv)

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(xvi)

“Subsidiary” means any Person the Company wholly-owns or controls, or in which the Company, directly or indirectly, owns a majority of the voting stock or similar voting interest, in each case that would be disclosable pursuant to Item 601(b)(21) of Regulation S-K promulgated under the Securities Act.

(xvii)

“Take-Out Purchase Price” means, with respect to any Take-Out Purchase, $0.011 per share; in each case, to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction that occurs on or after the Effective Date.

(xviii)

“Take-Out Purchases Available Amount” means, initially, Three Hundred Ninety Six Thousand One Hundred Dollars ($396,100), which amount shall be reduced by the amount of each Take-Out Purchase made pursuant to Section 1(c).

(xix)

“Transaction Documents” means, collectively, this Agreement and the schedules and exhibits hereto, and each of the other agreements, documents, certificates and instruments entered into or furnished by the parties hereto in connection with the transactions contemplated hereby and thereby.

(xx)

“Transfer Agent” means Action Stock Transfer, or such other Person who is then serving as the transfer agent for the Company in respect of the Common Stock.

 (b)

Subscription for Regular Purchase Shares. Subject to the conditions set forth in the balance of this Section 1(b), the Subscriber hereby subscribes for and agrees to purchase up to the Regular Purchases Maximum Amount of Common Stock, at the Regular Purchase Price. The shares of Common Stock to be purchased pursuant to this Section 1(b) are referred to herein as the “Regular Purchase Shares.”  Subject to the terms and conditions set forth in this Agreement, the Company has the right to sell to the Subscriber, and the Subscriber has the obligation to purchase from the Company, Regular Purchase Shares as follows: On the date of this Agreement, the Company shall sell to the Subscriber and the Subscriber shall purchase, Twenty Million Seven Hundred Sixty-Nine Thousand Two Hundred Thirty-One (20,769,231) Purchase Shares (such initial Purchase Shares, the “Initial Purchase Shares”) for aggregate consideration of Two Hundred Seventy Thousand Dollars ($270,000) (the “Initial Purchase Amount”). The parties acknowledge and agree that One Hundred Eighty Thousand Dollars ($180,000) of Initial Purchase Amount has previously been advanced to the Company. Thereafter, once during each of January 2016 and each of the following eight (8) calendar months thereafter, the Company shall have the right, but not the obligation, to direct the Subscriber, by its delivery to the Subscriber of a Purchase Notice from time to time, to purchase Regular Purchase Shares on the Purchase Date valued at up to the Regular Purchase Monthly Maximum Amount (each such purchase a “Purchase”), at the Regular Purchase Price. The Purchase Notice shall include a true and correct attestation by the Company’s Chief Executive Officer that the proceeds of such sale are required to permit the Company to meet its immediate operational needs. If the Company delivers any Purchase Notice for a Regular Purchase Amount in excess of the limitations contained in the immediately preceding sentence, such Purchase Notice shall be void ab initio to the extent of the amount by which the number of Regular Purchase Shares set forth in such Purchase Notice exceeds the number of Regular Purchase Shares which the Company is permitted to include in such Purchase Notice in accordance herewith, and the Subscriber shall have no obligation to purchase such excess Regular Purchase Shares in respect of such Purchase Notice; provided that the Subscriber shall remain obligated to purchase the number of Regular Purchase Shares which the Company is permitted to include in such Purchase Notice. The Company may deliver no more than one (1) Purchase Notice for Regular Purchase per calendar month. If the Company does not, during any calendar month, direct the Subscriber to purchase any portion of the Regular Purchase Shares that the Subscriber has committed to purchase hereunder for such calendar month, then the Company’s right to direct the purchase thereof, and the Subscriber’s subscription for same, shall lapse as to such Regular Purchase Shares. The proceeds of each Purchase pursuant to this Section 1(b) shall be available to the Company for any lawful use.

(c)

Subscription for Take-Out Purchase Shares. Subject to the conditions set forth in the balance of this Section 1(c), the Subscriber hereby subscribes for and agrees to purchase up to the Take-Out Purchases Available Amount of Common Stock, at the Take-Out Purchase Price. The shares of Common Stock to be purchased pursuant to this Section 1(c) are referred to herein as the “Take-Out Purchase Shares.”  Subject to the terms and conditions set forth in this Agreement, the Company has the right to sell to the Subscriber, and the Subscriber has the obligation to purchase from the Company, Take-Out Purchase Shares as follows: If, as and when all or any portion of the Interim Financing becomes due and payable, whether at stated maturity or due to acceleration upon default or otherwise, the Company shall have the right, but not the obligation, to direct the Subscriber, by its delivery to the Subscriber of a Purchase Notice from time to time, to purchase Take-Out Purchase Shares valued at up to the Take-Out Purchase Maximum Amount (each such purchase a “Purchase”), at the Take-Out Purchase Price on the Purchase Date. The Purchase Notice shall include a true and correct attestation by the Company’s Chief Executive Officer that the proceeds of such sales are required to meet the Company’s obligations in respect of the Interim Financing. The parties acknowledge and agree that the Company currently projects that it will direct the Subscriber to make Take-Out Purchases valued at (a) $273,100, starting in January 2016 with an initial payment of $30,000, followed by eleven additional payments of $22,100 each commencing on February 8, 2016 and ending on December 8, 2016, with respect to the Interim Financing provided by Chicago Venture / Typenex Co-Investment, LLC, and (b) $123,000, on or about April 30, 2016, with respect to the Interim Financing provided by Carebourn Capital, L.P. (“Carebourn”).  If the Company delivers any Purchase Notice for a Take-Out Purchase Amount in excess of the limitations contained in the immediately preceding two sentences, such Purchase Notice shall be void ab initio to the extent of the amount by which the number of Take-Out Purchase Shares set forth in such Purchase Notice exceeds the number of Take-Out Purchase Shares which the Company is permitted to include in such Purchase Notice in accordance herewith, and the Subscriber shall have no obligation to purchase such excess Take-Out Purchase Shares in respect of such Purchase Notice; provided that if a corrected Purchase Notice is issued meeting the requirements hereunder, the Subscriber shall remain obligated to purchase the number of Take-Out Purchase Shares which the Company is permitted to include in such Purchase Notice. The proceeds of each Purchase pursuant to this Section 1(c) shall be available to the Company solely to satisfy the Company’s obligations in connection with the Interim Financing.

(d)

Subscriber Call Options. In the event that, as of the close of business on October 31, 2016, the Regular Purchases Available Amount is greater than $0 (the “Unused Regular Purchases Available Amount”), then at any time commencing on November 1, 2016 and ending at the close of business on October 31, 2020, the Subscriber shall have the right and option, exercisable in one or more installments in its sole discretion, but not the obligation, to subscribe for and agree to purchase up to the Unused Regular Purchases Available Amount of Common Stock, at the Regular Purchase Price. In the event that, as of the close of business on December 31, 2016, the Take-Out Purchases Available Amount is greater than $0 (the “Unused Take-Out Purchases Available Amount”), then at any time commencing on January 1, 2017 and ending at the close of business on September 30, 2020, the Subscriber shall have the right and option, exercisable in one or more installments in its sole discretion, but not the obligation, to subscribe for and agree to purchase up to the Unused Take-Out Purchases Available Amount of Common Stock, at the Take-Out Purchase Price.

(e)

Payment for Purchased Shares.  For each Purchase, the Subscriber shall pay to the Company an amount equal to the Regular Purchase Amount or the Take-Out Purchase Price, as applicable, with respect to such Purchase as full payment for such Common Stock via wire transfer of immediately available funds on the same Business Day that the Subscriber receives such Common Stock, if such Common Stock are received by the Subscriber before 1:00 p.m., Central time, or, if such Purchase Shares are received by the Subscriber after 1:00 p.m., Central time, the next Business Day. The Company shall not issue any fraction of a share of Common Stock upon any Purchase. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up or down to the nearest whole share. All payments made under this Agreement shall be made in lawful money of the United States of America or wire transfer of immediately available funds to such account as the Company may from time to time designate by written notice in accordance with the provisions of this Agreement. Whenever any amount expressed to be due by the terms of this Agreement is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

2.

THE SUBSCRIBER’S REPRESENTATIONS, WARRANTIES AND COVENANTS

The Subscriber hereby acknowledges, agrees with and represents, warrants and covenants to the Company, as follows:

(a)

Organization and Qualification. The Subscriber is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Subscriber is not in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. The Subscriber is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(b)

Authorization; Enforcement; Validity. (i) The Subscriber has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Subscriber and the consummation by it of the transactions contemplated thereby, have been duly authorized by Subscriber’s board of directors and no further consent or authorization is required by the Subscriber, its board of directors or its shareholders, (iii) this Agreement has been, and each other Transaction Document shall be on the Effective Date, duly executed and delivered by the Subscriber and (iv) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of the Subscriber, shall constitute, the valid and binding obligations of the Subscriber enforceable against the Subscriber in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies. No other approvals or consents of the Subscriber’s board of directors, any authorized committee thereof, and/or shareholders is necessary under applicable laws and the Subscriber’s Articles of Incorporation and/or Bylaws to authorize the execution and delivery of this Agreement or any of the transactions contemplated hereby.

(c)

Securities Matters. The Subscriber acknowledges its understanding that the offer and sale of the Common Stock to be issued hereunder is intended to be exempt from registration under the Securities Act, by virtue of Section 4(a)(2) of the Securities Act and the provisions of Regulation D, Rule 506(b) promulgated thereunder (“Regulation D”). In furtherance thereof, the Subscriber represents and warrants to the Company and its affiliates as follows:

(i)

The Subscriber realizes that the basis for exemption would not be available if the offering of the Purchase Shares were part of a plan or scheme to evade registration provisions of the Securities Act or any applicable state or federal securities laws.

(ii)

The Subscriber is acquiring the Purchase Shares solely for the Subscriber’s own account, for investment purposes, and not with a view towards, or resale in connection with, any distribution of the Purchase Shares. The Subscriber also represents it has not been organized solely for the purpose of acquiring the Purchase Shares.

(iii)

The Subscriber has the financial ability to bear the economic risk of the Subscriber’s investment, has adequate means for providing for its current needs and contingencies, and has no need for liquidity with respect to an investment in the Company.

(iv)

The Subscriber and the Subscriber’s attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, the “Advisors”) have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of a prospective investment in the Purchase Shares. The Subscriber has not authorized any person or entity to act as its “purchaser representative” (as that term is defined in Regulation D) in connection with the offer of the Purchase Shares.

(v)

The Subscriber (together with its Advisors, if any) has received all documents requested by the Subscriber, if any, has carefully reviewed them and understands the information contained therein, prior to the execution of this Agreement.

The Subscriber acknowledges that the Company is relying on the representations and warranties of the Subscriber to be accurate so that the offer of the Purchase Shares is exempt from registration under the Securities Act. The Subscriber will indemnify and hold harmless the Company and, where applicable, its directors, officers, employees, agents, advisors, affiliates and shareholders, and each other person, if any, who controls any of the foregoing from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) (a “Loss”) arising out of or based upon any representation or warranty of the Subscriber contained herein or in any document furnished by the Subscriber to the Company in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or therein.

The Subscriber is, and on each Purchase Date will be, an “Accredited Investor” as defined in Rule 501(a) under the Securities Act.

(d)

Non-Reliance. The Subscriber is not relying on the Company or any of its employees, agents, sub-agents or advisors with respect to the legal, tax, economic and related considerations involved in this investment. The Subscriber has relied on the advice of, or has consulted with, only its independent advisors, including without limitation its own independent counsel. No oral or written representations or warranties have been made, or information furnished, to the Subscriber or its advisors, if any, by the Company or any of its officers, employees, agents, sub-agents, affiliates, advisors or Subsidiaries in connection with the offer of the Purchase Shares, other than any representations of the Company contained herein, and in subscribing for the Purchase Shares, the Subscriber is not relying upon any representations other than those contained herein.

(e)

Speculative Investment. The Subscriber has carefully considered the potential risks relating to the Company and a purchase of the Purchase Shares, and fully understands that the Purchaser Shares are a speculative investment that involves a high degree of risk of loss of the Subscriber’s entire investment. The Subscriber’s overall commitment to investments that are not readily marketable is not disproportionate to the Subscriber’s net worth, and an investment in the Purchase Shares will not cause such overall commitment to become excessive.

(f)

Restricted Shares. The Subscriber will not sell or otherwise transfer any Purchase Shares without registration under the Securities Act or an exemption therefrom, and fully understands and agrees that the Subscriber must bear the economic risk of its purchase because, among other reasons, the Purchase Shares have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available. In particular, the Subscriber is aware that the Purchase Shares are “restricted securities,” as such term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), and they may not be sold pursuant to Rule 144 unless all of the conditions of Rule 144 are met. The Subscriber also understands that the Company is under no obligation to register the Purchase Shares on behalf of the Subscriber or to assist the Subscriber in complying with any exemption from registration under the Securities Act or applicable state securities laws. The Subscriber understands that any sales or transfers of the Purchase Shares are further restricted by state securities laws and the provisions of this Agreement.

(g)

Restrictive Legend. The Subscriber understands and agrees that the certificates for the Purchase Shares shall bear substantially the following legend until (i) such Purchase Shares shall have been registered under the Securities Act and effectively disposed of in accordance with a registration statement that has been declared effective or (ii) in the opinion of counsel for the Company, such Purchase Shares may be sold without registration under the Securities Act, as well as any applicable “Blue Sky” or state securities laws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS. SUCH SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES AND MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED BY THE ISSUER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

(h)

No Agency Approval. Neither the SEC nor any state securities commission has approved the Purchase Shares or passed upon or endorsed the merits of the offer of the Purchase Shares. There is no government or other insurance covering any of the Shares.

(i)

Access to Information. The Subscriber and its Advisors, if any, have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Company concerning the offer of the Purchase Shares and the business, financial condition, results of operations and prospects of the Company, and all such questions have been answered to the full satisfaction of the Subscriber and its Advisors, if any.

(j)

No General Solicitation. The Subscriber is unaware of, is in no way relying on, and did not become aware of, the offer of the Purchase Shares through or as a result of, any form of general solicitation or general advertising, including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or electronic mail over the Internet, in connection with the offer of the Purchase Shares and is not subscribing for Purchase Shares and did not become aware of the offer of the Purchase Shares through or as a result of any seminar or meeting to which the Subscriber was invited by, or any solicitation of a subscription by, a person not previously known to the Subscriber in connection with investments in securities generally.

(k)

No Brokers. The Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders’ fees or the like relating to this Agreement or the transactions contemplated hereby.

(l)

Forward-Looking Statements. The Subscriber acknowledges that any estimates or forward-looking statements or projections furnished by the Company to the Subscriber were prepared by the management of the Company in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Company or its management and should not be relied upon.

(m)

No Short Selling. The Subscriber represents and warrants to the Company that at no time prior to the date of this Agreement has any of the Subscriber, its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any (a) “short sale” (as such term is defined in Rule 200 of Regulation SHO under the Exchange Act) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock.

3.

THE COMPANY’S REPRESENTATIONS, WARRANTIES AND COVENANTS

The Company hereby acknowledges, agrees with and represents, warrants and covenants to the Subscriber, as follows:

(a)

Organization and Qualification. The Company and each of its Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any of its Subsidiaries is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and its Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(b)

Authorization; Enforcement; Validity. (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each of the other Transaction Documents, and to issue the Purchase Shares in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation, the issuance of the Purchase Shares and the reservation for issuance and the issuance of the Purchase Shares issuable under this Agreement, have been duly authorized by a special transaction committee (the “Special Committee”) of the Company's Board of Directors (the “Board”), acting with full authority delegated to it by the Board and, except as set forth in this Agreement, no further consent or authorization is required by the Company, the Board, the Special Committee or its shareholders, (iii) this Agreement has been, and each other Transaction Document shall be on the Effective Date, duly executed and delivered by the Company and (iv) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of the Company, shall constitute, the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies. The Special Committee has approved resolutions (the “Company Signing Resolutions”) substantially in the form as set forth as Exhibit A attached hereto to authorize this Agreement and the transactions contemplated hereby. The Company Signing Resolutions are valid, in full force and effect and have not been modified or supplemented in any respect. The Company has delivered to the Subscriber a true and correct copy of a unanimous written consent adopting the Company Signing Resolutions executed by all of the members of the Special Committee. Except as set forth in this Agreement, no other approvals or consents of the Board, the Special Committee, and/or shareholders is necessary under applicable laws and the Company’s Articles of Incorporation and/or Bylaws to authorize the execution and delivery of this Agreement or any of the transactions contemplated hereby, including, but not limited to, the issuance the issuance of the Purchase Shares.

(c)

Capitalization. As of the date hereof, the authorized capital stock of the Company consists of (i) 240,000,000 authorized shares of Common Stock, of which 152,738,061 shares are issued and outstanding and (ii) 10,000,000 authorized shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding.  Effective upon the completion of the Authorized Shares Increase (as defined in Section 4(a)) the authorized capital stock of the Company consists of 375,000,000 authorized shares of Common Stock and 10,000,000 authorized shares of preferred stock, par value $0.001 per share.   Except as disclosed in its filings with the SEC, (i) no shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company, (ii) there are no outstanding debt securities or shares of preferred stock, (iii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, (iv) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act, (v) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement and (vii) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.

(d)

Issuance of Securities. Upon issuance and payment therefor in accordance with the terms and conditions of this Agreement, the Purchase Shares (including, without limitation, the Initial Purchase Shares) shall be validly issued, fully paid and nonassessable and free from all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. Upon issuance in accordance with the terms and conditions of this Agreement, Purchase Shares shall be validly issued, fully paid and nonassessable and free from all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock.

(e)

No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Initial Purchase Shares and the balance of the Purchase Shares) will not (i) result in a violation of the Articles of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or its bylaws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market applicable to the Company or any of its Subsidiaries) or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of conflicts, defaults, terminations, amendments, accelerations, cancellations and violations under clause (ii), which could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor its Subsidiaries is in violation of any term of or in default under its Articles of Incorporation, any Certificate of Designation, Preferences and Rights of any outstanding series of preferred stock of the Company or bylaws or their organizational charter or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any term of or is in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations or amendments that could not reasonably be expected to have a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, ordinance, or regulation of any governmental entity, except for possible violations, the sanctions for which either individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the Securities Act or applicable state securities laws and the rules and regulations of the Principal Market, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof. Except as set forth elsewhere in this Agreement, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to the Effective Date.

(f)

SEC Documents; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable; provided, however, that the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 unintentionally omitted a report of certain unregistered sales of common stock in private transactions, which omission was corrected by filing of an Amendment No. 1 to Annual Report on Form 10-K/A filed on June 8, 2015 (the “Corrective 10-K/A”).  None of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein (except as corrected by the Corrective 10-K/A) or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. The Company has received no notices or correspondence from the SEC for the one year preceding the date hereof. The SEC has not commenced any enforcement proceedings against the Company or any of its Subsidiaries.

(g)

Absence of Certain Changes. Except as disclosed in the SEC Documents, since December 31, 2014, there has been no material adverse change in the business, properties, operations, financial condition or results of operations of the Company or its Subsidiaries. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy, insolvency, reorganization, liquidation or similar laws, nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings. The Company is financially solvent and is generally able to pay its debts as they become due.

(h)

Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's or its Subsidiaries' officers or directors in their capacities as such, which could reasonably be expected to have a Material Adverse Effect.

(i)

Acknowledgment Regarding Subscriber's Status. The Company acknowledges and agrees that the Subscriber is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Subscriber is not acting as a financial advisor of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Subscriber or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Subscriber's purchase of the Purchase Shares. The Company further represents to the Subscriber that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and advisors.

(j)

No General Solicitation; No Integrated Offering. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Purchase Shares. Neither the Company, nor or any of its affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the offer and sale of any of the Purchase Shares under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Purchase Shares to be integrated with prior offerings by the Company in a manner that would require shareholder approval pursuant to the rules of the Principal Market on which any of the securities of the Company are listed or designated. The issuance and sale of the Purchase Shares hereunder does not contravene the rules and regulations of the Principal Market.

 (k)

Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights have expired or terminated, or, by the terms and conditions thereof, could expire or terminate within two years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of any material trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others, and there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement, which could reasonably be expected to have a Material Adverse Effect.

(l)

Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects (“Liens”) and, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and its Subsidiaries are in compliance with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(m)

Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its Subsidiaries, taken as a whole.

(n)

Regulatory Permits. The Company and its Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(o)

Tax Status. The Company and each of its Subsidiaries has made or filed all federal and state income and all other material tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(p)

Transactions With Affiliates.  Except as set forth in the SEC Documents, and as contemplated by this Agreement, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(q)

Application of Takeover Protections. The Company and the Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Incorporation or the laws of the state of its incorporation which is or could become applicable to the Subscriber as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Purchase Shares and the Subscriber's ownership of the Purchase Shares, except with respect to the actions to be taken pursuant to Section 4(a).

(r)

 Disclosure. All of the disclosure furnished by or on behalf of the Company to the Subscriber regarding the Company, its business and the transactions contemplated hereby, including the disclosure schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that the Subscriber neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.

(s)

Foreign Corrupt Practices.  Neither the Company, nor to the knowledge of the Company, any agent or other Person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any Person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(t)

DTC Eligibility. The Company, through the Transfer Agent, currently participates in the DTC Fast Automated Securities Transfer (FAST) Program and the Common Stock can be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

(u)

Sarbanes-Oxley. The Company is in compliance with all provisions of the Sarbanes-Oxley Act of 2002, as amended, which are applicable to it as of the date hereof.

(v)

Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Subscriber shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 4(v) that may be due in connection with the transactions contemplated by the Transaction Documents.

(w)

Investment Company. The Company is not, and immediately after receipt of payment for the Purchase Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(x)

Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock pursuant to the Exchange Act nor has the Company received any notification that the SEC is currently contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received any notice from any Person to the effect that the Company is not in compliance with the listing or maintenance requirements of the Principal Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(y)

Accountants. The Company’s accountants are set forth in the SEC Documents and, to the knowledge of the Company, such accountants are an independent registered public accounting firm as required by the Securities Act.

(z)

No Market Manipulation. The Company has not, and to its knowledge no Person acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Purchase Shares, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Purchase Shares, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(aa)

Shell Company Status. The Company is not currently, and not been at any time in the last four years, an issuer identified in Rule 144(i)(1) under the Securities Act.

(bb)

No Disqualification Events. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

4.

COVENANTS.

(a)

Reservation of Authorized Shares; Completion of Authorized Share Increase; Completion of Other Charter Amendments.  Promptly following the execution of this Agreement, the Company shall take all such actions as are required to ensure that at all times during the term of this Agreement, the Company shall have reserved sufficient authorized shares of Common Stock to accommodate all purchases of Common Stock that Subscriber may then be required or entitled to make under the Agreement, including without limitation taking all such actions as are required to do the following: (i) amending the Company’s Articles of Incorporation to increase the authorized shares of Common Stock of the Company from 240,000,000 to 375,000,000 (the “Authorized Shares Increase”), (ii) amending the Company’s Articles of Incorporation to rescind any takeover protections included therein that would interfere with the consummation of the transactions contemplated by this Agreement (the “Takeover Restrictions Removal”), (iii) timely filing with the SEC and timely responding to any SEC comments regarding a preliminary Information Statement on SEC Schedule 14C reporting shareholder action with respect to the Authorized Shares Increase and the Takeover Restrictions Removal, (iv) timely filing with the SEC, printing and mailing a definitive Information Statement on SEC Schedule 14C with respect to the foregoing, and (v) timely filing a Certificate of Amendment to the Company’s Articles of Incorporation with the Secretary of State of the State of Nevada, to implement the Authorized Shares Increase and the Takeover Restrictions Removal.

(b)

Filing of Current Report. The Company agrees that it shall, within the time required under the Exchange Act, file with the SEC a report on Form 8-K relating to the transactions contemplated by, and describing the material terms and conditions of, the Transaction Documents (the “Current Report”). The Company shall permit the Subscriber to review and comment upon the final pre-filing draft version of the Current Report at least two (2) Business Days prior to its filing with the SEC, and the Company shall give due consideration to all such comments. The Subscriber shall use its reasonable best efforts to comment upon the final pre-filing draft version of the Current Report within one (1) Business Day from the date the Subscriber receives it from the Company.

(c)

Blue Sky. The Company shall take all such action, if any, as is reasonably necessary in order to obtain an exemption for or to register or qualify (i) the sale of the Purchase Shares to the Subscriber under this Agreement and (ii) any subsequent resale of all Purchase Shares by the Subscriber, in each case, under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by the Subscriber from time to time, and shall provide evidence of any such action so taken to the Subscriber.

(d)

Prohibition of Short Sales and Hedging Transactions. The Subscriber agrees that beginning on the date of this Agreement and ending on the date of termination of this Agreement, the Subscriber and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock.

(e)

Due Diligence; Non-Public Information.  The Subscriber shall have the right, from time to time as the Subscriber may reasonably deem appropriate, to perform reasonable due diligence on the Company during normal business hours.  The Company and its officers and employees shall provide information and reasonably cooperate with the Subscriber in connection with any reasonable request by the Subscriber related to the Subscriber's due diligence of the Company.  Each party hereto agrees not to disclose any Confidential Information of the other party to any third party and shall not use the Confidential Information for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby.  Each party hereto acknowledges that the Confidential Information shall remain the property of the disclosing party and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the other party.

(f)

Purchase Records. The Subscriber and the Company shall each maintain records showing the remaining Available Amount at any given time and the dates and Purchase Amounts for each Regular Purchase and Take-Out Purchase or shall use such other method, reasonably satisfactory to the Subscriber and the Company.

(g)

Taxes.  The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any shares of Common Stock to the Subscriber made under this Agreement.

(h)

Other Transactions. The Company shall not enter into, announce or recommend to its shareholders any agreement, plan, arrangement or transaction in or of which the terms thereof would restrict, materially delay, conflict with or impair the ability or right of the Company to perform its obligations under the Transaction Documents, including, without limitation, the obligation of the Company to deliver the Purchase Shares to the Subscriber in accordance with the terms of the Transaction Documents.

5.

TRANSFER AGENT INSTRUCTIONS.

(a)

On the date of this Agreement, the Company shall issue irrevocable instructions to the Transfer Agent to issue the Initial Purchase Shares in accordance with the terms of this Agreement (the “Irrevocable Transfer Agent Instructions”). The certificate(s) representing the Initial Purchase Shares, except as set forth below, shall bear the following restrictive legend (the “Restrictive Legend”):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS. SUCH SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES AND MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED BY THE ISSUER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.

(b)

At such time as the Subscriber shall so request, provided all conditions of Rule 144 under the Securities Act are met, the Company shall, no later than three (3) Business Days following the delivery by the Subscriber to the Company or the Transfer Agent of one or more legended certificates representing Purchase Shares (which certificates the Subscriber shall promptly deliver with or prior to its request), issue and deliver (or cause to be issued and delivered) to the Subscriber, as requested by the Subscriber, either: (A) a certificate representing such Purchase Shares that is free from all restrictive and other legends or (B) a number of shares of equal to the number of Purchase Shares represented by the certificate(s) so delivered by the Subscriber as DWAC Shares. The Company shall take all actions to carry out the intent and accomplish the purposes of the immediately preceding sentence, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Transfer Agent, and any successor transfer agent of the Company, as may be requested from time to time by the Subscriber or necessary or desirable to carry out the intent and accomplish the purposes of the immediately preceding sentence. On the Effective Date, the Company shall issue to the Transfer Agent, and any subsequent transfer agent, irrevocable instructions in the form substantially similar to those used by the Subscriber in substantially similar transactions (the “Irrevocable Transfer Agent Instructions”) to issue the Initial Purchase Shares and balance of the Purchase Shares in accordance with the terms of this Agreement. The Company represents and warrants to the Subscriber that, while this Agreement is effective, no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b) will be given by the Company to the Transfer Agent with respect to the Initial Purchase Shares and the balance of the Purchase Shares from and after the Effective Date. The Company agrees that if the Company fails to fully comply with the provisions of this Section 5(b) within five (5) Business Days of the Subscriber providing the deliveries referred to above, the Company shall, at the Subscriber’s written instruction, purchase such shares of Common Stock containing restrictive legends from the Subscriber at the greater of the (i) purchase price paid for such shares of Common Stock (as applicable) and (ii) the closing sale price of the Common Stock as reported by the Principal Market on the date of the Subscriber’s written instruction.

6.

CONDITIONS TO THE SUBSCRIBER’S OBLIGATION TO PURCHASE SHARES.

I.

Conditions to Initial Purchase Shares.  The obligation of the Subscriber to buy the Initial Purchase Shares under this Agreement is subject to the satisfaction of each of the following conditions:

(a)

The Company shall have executed each of the Transaction Documents and delivered the same to the Subscriber;

(b)

The Common Stock shall be listed or quoted on the Principal Market, trading in the Common Stock shall not have been within the last 365 days suspended by the SEC or the Principal Market, and all Purchase Shares to be issued by the Company to the Subscriber pursuant to this Agreement shall have been approved for listing or quotation on the Principal Market in accordance with the applicable rules and regulations of the Principal Market, subject only to official notice of issuance;

(c)

The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 4 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date hereof (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date) and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the date hereof. The Subscriber shall have received a certificate, executed by the CEO, President or CFO of the Company, dated as of the date hereof, to the foregoing effect in the form attached hereto as Exhibit B;

(d)

The Special Committee shall have adopted the Company Signing Resolutions, which shall be in full force and effect without any amendment or supplement thereto as of the date hereof;

(e)

The Irrevocable Transfer Agent Instructions shall have been delivered to and acknowledged in writing by the Company and the Company's Transfer Agent (or any successor transfer agent);

(f)

All federal, state and local governmental laws, rules and regulations applicable to the transactions contemplated by the Transaction Documents and necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been complied with, and all consents, authorizations and orders of, and all filings and registrations with, all federal, state and local courts or governmental agencies and all federal, state and local regulatory or self-regulatory agencies necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been obtained or made, including, without limitation, in each case those required under the Securities Act, the Exchange Act, applicable state securities or “Blue Sky” laws or applicable rules and regulations of the Principal Market, or otherwise required by the SEC, the Principal Market or any state securities regulators;

(g)

No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any federal, state, local or foreign court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents;

(h)

No action, suit or proceeding before any federal, state, local or foreign arbitrator or any court or governmental authority of competent jurisdiction shall have been commenced or threatened, and no inquiry or investigation by any federal, state, local or foreign governmental authority of competent jurisdiction shall have been commenced or threatened, against the Company, or any of the officers, directors or affiliates of the Company, seeking to restrain, prevent or change the transactions contemplated by the Transaction Documents, or seeking material damages in connection with such transactions; and

(i)

Carebourn shall have waived in writing its right of first refusal held pursuant to Section 4.12 of the Convertible Promissory Note dated as of July 30, 2015, made by the Company and payable to the order of Carebourn, with respect to the financing to be provided by Subscriber pursuant to this Agreement.

II.

Conditions to Additional Purchase Shares. The obligation of the Subscriber to buy Purchase Shares (other than the Initial Purchase Shares) under this Agreement is subject to the satisfaction of each of the following conditions on or prior to the Effective Date and, once such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement has occurred:

(a)

The Company shall have executed each of the Transaction Documents and delivered the same to the Subscriber;

(b)

The Company shall have completed the Authorized Shares Increase and the Takeover Restrictions Removal, and shall have otherwise complied with all provisions of Section 4(a);

(c)

The Company shall have issued or caused to be issued to the Subscriber (i) one or more certificates representing all previously-issued Purchase Shares;

(d)

The Common Stock shall be listed or quoted on the Principal Market, trading in the Common Stock shall not have been within the last 365 days suspended by the SEC or the Principal Market, and all Purchase Shares to be issued by the Company to the Subscriber pursuant to this Agreement shall have been approved for listing or quotation on the Principal Market in accordance with the applicable rules and regulations of the Principal Market, subject only to official notice of issuance;

(e)

The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 4 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date hereof and as of the Effective Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date) and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Effective Date. The Subscriber shall have received a certificate, executed by the CEO, President or CFO of the Company, dated as of the Effective Date, to the foregoing effect in the form attached hereto as Exhibit C;

(f)

As of the applicable Purchase Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting purchases of Purchase Shares hereunder, sufficient shares of Common Stock to permit all purchases then permitted by this Agreement;

(g)

No Event of Default has occurred, or any event which, after notice and/or lapse of time, would become an Event of Default has occurred;

(h)

All federal, state and local governmental laws, rules and regulations applicable to the transactions contemplated by the Transaction Documents and necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been complied with, and all consents, authorizations and orders of, and all filings and registrations with, all federal, state and local courts or governmental agencies and all federal, state and local regulatory or self-regulatory agencies necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been obtained or made, including, without limitation, in each case those required under the Securities Act, the Exchange Act, applicable state securities or “Blue Sky” laws or applicable rules and regulations of the Principal Market, or otherwise required by the SEC, the Principal Market or any state securities regulators;

(i)

No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any federal, state, local or foreign court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents; and

(j)

No action, suit or proceeding before any federal, state, local or foreign arbitrator or any court or governmental authority of competent jurisdiction shall have been commenced or threatened, and no inquiry or investigation by any federal, state, local or foreign governmental authority of competent jurisdiction shall have been commenced or threatened, against the Company, or any of the officers, directors or affiliates of the Company, seeking to restrain, prevent or change the transactions contemplated by the Transaction Documents, or seeking material damages in connection with such transactions.

7.

INDEMNIFICATION.

In consideration of the Subscriber's execution and delivery of the Transaction Documents and acquiring the Purchase Shares hereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Subscriber and all of its affiliates, shareholders, officers, directors, employees and direct or indirect investors and any of the foregoing Person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or  document contemplated hereby or thereby, other than, in the case of clause (c), with respect to Indemnified Liabilities which directly and primarily result from the fraud, gross negligence or willful misconduct of an Indemnitee. The indemnity in this Section 7 shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Payment under this indemnification shall be made within thirty (30) days from the date Subscriber makes written request for it. A certificate containing reasonable detail as to the amount of such indemnification submitted to the Company by Subscriber shall be conclusive evidence, absent manifest error, of the amount due from the Company to Subscriber. If any action shall be brought against any Indemnitee in respect of which indemnity may be sought pursuant to this Agreement, such Indemnitee shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnitee. Any Indemnitee shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Indemnitee, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.

8.

EVENTS OF DEFAULT.

An “Event of Default” shall be deemed to have occurred at any time as any of the following events occurs:

(a)

the suspension of the Common Stock from trading on the Principal Market for a period of three (3) consecutive Business Days, provided that the Company may not direct the Subscriber to purchase any shares of Common Stock during any such suspension;

(b)

the delisting of the Common Stock from the OTC Bulletin Board, provided, however, that the Common Stock is not immediately thereafter trading on The NASDAQ Capital Market, The NASDAQ Global Market, The NASDAQ Global Select Market, the New York Stock Exchange, the NYSE MKT, the NYSE Arca, or the OTCQX or OTCQB operated by the OTC Markets Group, Inc. (or nationally recognized successor to any of the foregoing);

(c)

the failure for any reason by the Company to issue any Purchase Shares within three (3) Business Days after the date on which the Subscriber is entitled to receive such Purchase Shares;

(d)

the Company breaches any representation, warranty, covenant or other term or condition under any Transaction Document if such breach could have a Material Adverse Effect and except, in the case of a breach of a covenant which is reasonably curable, only if such breach continues for a period of at least five (5) Business Days;

(e)

if any Person commences a proceeding against the Company pursuant to or within the meaning of any bankruptcy, insolvency, reorganization, liquidation or similar laws, which proceeding is not dismissed within sixty (60) days;

(f)

if the Company, pursuant to or within the meaning of any bankruptcy, insolvency, reorganization, liquidation or similar laws, (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors or is generally unable to pay its debts as the same become due;

(g)

a court of competent jurisdiction enters an order or decree under any bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws that (i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company or for all or substantially all of its property, or (iii) orders the liquidation of the Company or any Subsidiary;

(h)

if at any time the Company is not eligible to transfer its Common Stock electronically as DWAC Shares; or

(i)

if at any time the Company fails to have authorized and reserved for issuance to Subscriber, sufficient shares of Common Stock to permit all purchases then permitted by this Agreement.

In addition to any other rights and remedies under applicable law and this Agreement, so long as an Event of Default has occurred and is continuing, or if any event which, after notice and/or lapse of time, would become an Event of Default, has occurred and is continuing, the Company shall not deliver to the Subscriber any Regular Purchase Notice or Accelerated Purchase Notice.

9.

TERMINATION

This Agreement may be terminated only as follows:

(a)

If pursuant to or within the meaning of any bankruptcy, insolvency, reorganization, liquidation or similar laws, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors (any of which would be an Event of Default as described in Sections 8(e), 8(f) and 8(g) hereof), this Agreement shall automatically terminate without any liability or payment to the Company (except as set forth below) without further action or notice by any Person.

(b)

This Agreement shall automatically terminate on the date that the Company sells and the Subscriber purchases the full Regular Purchases Available Amount and the full Take-Out Purchases Available Amount as provided herein, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below).

Except as set forth in Section 9(a) (in respect of an Event of Default under Sections 8(e), 8(f) and 8(g)), any termination of this Agreement pursuant to this Section 9 shall be effected by written notice from the Company to the Subscriber, or the Subscriber to the Company, as the case may be, setting forth the basis for the termination hereof. The representations and warranties and covenants of the Company and the Subscriber contained in Sections 2, 3, and 4 hereof, the indemnification provisions set forth in Section 7 hereof and the agreements and covenants set forth in Section 5 shall survive any termination of this Agreement. No termination of this Agreement shall (i) affect the Company’s or the Subscriber’s rights or obligations under this Agreement with respect to pending Regular Purchases and Take-Out Purchases and the Company and the Subscriber shall complete their respective obligations with respect to any pending Regular Purchases and Take-Out Purchases under this Agreement, or (ii) be deemed to release the Company or the Subscriber from any liability for intentional misrepresentation or willful breach of any of the Transaction Documents.

10.

MISCELLANEOUS PROVISIONS

 (a)

Governing Law; Jurisdiction; Jury Trial. The corporate laws of the State of Nevada shall govern all issues concerning the relative rights of the Company and its shareholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by the internal laws of the State of Illinois, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Illinois or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Illinois. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Illinois, County of Cook, for the adjudication of any dispute hereunder or under the other Transaction Documents or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)

Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

(c)

Costs. Each of the parties hereto shall be responsible to pay the costs and expenses of its own legal counsel in connection with the preparation and review of this Agreement and related documentation; provided however that the Company shall reimburse Investor in the amount of $10,000 representing Subscriber’s reasonable legal expenses relating to the negotiation of this Agreement and the transactions contemplated hereby.

(d)

Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(e)

Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(f)

Entire Agreement. The Transaction Documents supersede all other prior oral or written agreements between the Subscriber, the Company, their affiliates and Persons acting on their behalf with respect to the subject matter thereof, and this Agreement, the other Transaction Documents and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Subscriber makes any representation, warranty, covenant or undertaking with respect to such matters. The Company acknowledges and agrees that is has not relied on, in any manner whatsoever, any representations or statements, written or oral, other than as expressly set forth in the Transaction Documents.

 (g)

Notices. Each party hereto may send any notice, request, demand, claim or other communication hereunder to the Subscriber at the address set forth on the signature page of this Agreement or to the Company at its primary office (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail). Notices shall be deemed to have been given when delivered. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties written notice in the manner herein set forth. Notwithstanding the foregoing provisions of this Section 10(g), Purchase Notices contemplated by Section 1 may be submitted via email.

(h)

Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Subscriber, including by merger or consolidation. The Subscriber may not assign its rights or obligations under this Agreement.

(i)

No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(j)

Publicity. The Company shall afford the Subscriber and its counsel with the opportunity to review and comment upon, shall consult with the Subscriber and its counsel on the form and substance of, and shall give due consideration to all such comments from the Subscriber or its counsel on, any press release, SEC filing or any other public disclosure by or on behalf of the Company relating to the Subscriber, its purchases hereunder or any aspect of the Transaction Documents or the transactions contemplated thereby, not less than 24 hours prior to the issuance, filing or public disclosure thereof. The Subscriber must be provided with a final version of any such press release, SEC filing or other public disclosure at least 24 hours prior to any release, filing or use by the Company thereof. The Company agrees and acknowledges that its failure to fully comply with this provision constitutes a Material Adverse Effect.

(k)

Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to consummate and make effective, as soon as reasonably possible, the Commencement, and to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(l)

No Financial Advisor, Placement Agent, Broker or Finder.   The Company represents and warrants to the Subscriber that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby. The Subscriber represents and warrants to the Company that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby. The Company shall be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Subscriber harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out of pocket expenses) arising in connection with any such claim.

(m)

No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(n)

Remedies, Other Obligations, Breaches and Injunctive Relief. The remedies of a party provided in this Agreement shall be cumulative and in addition to all other remedies available to such party under this Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy of such party contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit such  party’s right to pursue actual damages for any failure by the other party to comply with the terms of this Agreement. Each party acknowledges that a breach by it of its obligations hereunder may cause irreparable harm to the other party and that the remedy at law for any such breach may be inadequate. Each party therefore agrees that, in the event of any such breach or threatened breach, the nonbreaching party shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(o)

Enforcement Costs. If: (i) this Agreement is placed by the Subscriber in the hands of an attorney for enforcement or is enforced by the Subscriber through any legal proceeding; (ii) an attorney is retained to represent the Subscriber in any bankruptcy, reorganization, receivership or other proceedings affecting creditors' rights and involving a claim under this Agreement; or (iii) an attorney is retained to represent the Subscriber in any other proceedings whatsoever in connection with this Agreement, then the Company shall pay to the Subscriber, as incurred by the Subscriber, all reasonable costs and expenses including attorneys' fees incurred in connection therewith, in addition to all other amounts due hereunder.

(p)

Amendment and Waiver; Failure or Indulgence Not Waiver. No provision of this Agreement may be amended other than by a written instrument signed by both parties hereto and no provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

SUBSCRIBER:

ACORN COMPOSITE CORP.

By: /s/ Robert Roche

Robert Roche, President

THE COMPANY:

rVUE HOLDINGS, INC.

By: /s/ Mark Pacchini

Mark Pacchini, CEO

EXHIBIT A

FORM OF SIGNING RESOLUTIONS

1.

Approval of the Subscription Agreement.

WHEREAS, the Special Committee was established by the Board pursuant to a written resolution of the Board dated as of September 4, 2015 pursuant to the authority granted by the Company’s By-laws and Section 78.125 of the NRS;

WHEREAS the Special Committee was tasked with the consideration of proposed equity financing transaction pursuant to which (a) the Company would have the right, but not the obligation, to issue shares of common stock to Acorn Composite Corp. (“Acorn”), up to $90,000 per month over a period of twelve (12) months, for a total of $1,080,000, if the Company certifies in writing to Acorn that it has an operational need for such funds (“Regular Purchases”), and (b) the Company would have the right, but not the obligation, to issue additional shares of common stock to Acorn up $396,100 in the aggregate, for use in retiring the Company’s current convertible financings (“Take-Out Purchases”), and pursuant to which Acorn would have the option to purchase any such shares not required to be purchased by the Company, in all cases with a price per share for Regular Purchases of $0.013 per share, and a price per share for Take-Out Purchases of $0.011 per share (the “Proposed Transaction”), all on the terms and subject to the conditions set forth in a draft Subscription Agreement, the form of which has been presented to the Special Committee (the “Subscription Agreement”);

WHEREAS, Acorn is an affiliate of Robert W. Roche, a member of the Board (the “Interested Director”);

WHEREAS, pursuant to Section 78.140 of the NRS, no contract or other transaction is void or voidable solely because the contract or transaction is between a corporation and another corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested if (i) the fact of the common directorship, office, or financial interest is known to the board of directors or committee, and (ii) the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote of the common or interested director or directors;

WHEREAS, the Special Committee has taken into consideration, among other things, (a) the substantial efforts by the Company’s management to obtain financing on terms acceptable to the Company to provide the necessary capital to continue the day-to-day operations of the Company, (b) the terms of alternative financing proposals offered to the Company during the financing search conducted in 2015, (c) the considerations set forth in a memorandum prepared by counsel to the Company and presented to the Special Committee, dated as of December 3, 2015 and discussed at the Special Committee’s meeting held December 7, 2015, and (d) the other topics discussed at such meeting; and

WHEREAS, the Special Committee has reviewed and considered the terms of the Proposed Transaction and the Subscription Agreement, as well as the actual and potential conflicts of interests of the Interested Director in connection therewith, and the Special Committee hereby deems it advisable and in the best interests of the Company to enter into the Subscription Agreement and to consummate the Proposed Transaction.

NOW THEREFORE BE IT RESOLVED, that the Proposed Transaction and the form and terms of the Subscription Agreement be and hereby are authorized, confirmed, approved and adopted in all respects; and

FURTHER RESOLVED, that each of the President of the Company and his designees (each an “Authorized Officer” and collectively, the “Authorized Officers”), acting singly, be and hereby are authorized, empowered and directed, in the name and on behalf of the Company, to execute and deliver the Subscription Agreement in substantially the form approved herein, and the documents contemplated thereby, with such changes thereto as the Authorized Officer executing the same shall approve, with his or her approval thereof, and the approval of the Special Committee thereof, to be conclusively evidenced by his or her execution and delivery thereof.

2.

Omnibus.

RESOLVED, that each of the Authorized Officers of the Company be and hereby are, authorized, empowered and directed to take all steps and do all acts and things, including the execution and delivery of documents, agreements, certificates or instruments as are or may become necessary or appropriate to effect the purposes and intents of the foregoing resolutions, each to be in form and content acceptable to the Authorized Officer executing such documents, agreements, certificates or instruments, with his or her approval thereof, and the approval of the Special Committee thereof, to be conclusively evidenced by his or her execution and delivery thereof;

FURTHER RESOLVED, that all actions previously taken by any director, officer, agent or attorney of the Company relating to the subject matter of the foregoing resolutions are hereby adopted, ratified, confirmed and approved in all respects as the acts and deeds of the Company;

FURTHER RESOLVED, that these resolutions may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument;

FURTHER RESOLVED, that for purposes of these resolutions, a facsimile copy or an e-mail of a PDF file containing a copy of the signature page of each person executing these resolutions shall be effective as an original signature and effective as an execution counterpart thereof; and

FURTHER RESOLVED, that a copy of these resolutions be inserted in the minute book of the Company and that the Secretary of the Company be and hereby is instructed to cause the same to be so inserted in the minute book of the Company.

EXHIBIT B

FORM OF CLOSING CERTIFICATE

RVUE HOLDINGS, INC.

CLOSING CERTIFICATE

[DATE]

This Closing Certificate is delivered pursuant to Section 6(I)(c) of that certain Subscription Agreement dated as of the date hereof (the “Agreement”), by and between Acorn Composite Corp. (the “Subscriber”) and rVue Holdings, Inc., a Nevada corporation (the “Company”). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Agreement.

The undersigned, in his capacity as the President of the Company, does hereby certify as follows:

That each of the representations and warranties of the Company set forth in the Agreement are true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 4 of the Agreement, in which case, such representations and warranties shall be true and correct without further qualification) as of the date hereof (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date) and the Company has performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this Closing Certificate effective as of the date first above written.

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Mark Pacchini, CEO